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                               August 25, 2022

       Eric Carre
       Executive Vice President, Chief Financial Officer
       Halliburton Company
       3000 North Sam Houston Parkway East
       Houston, TX 77032

                                                        Re: Halliburton Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 4,
2022
                                                            File No. 001-03492

       Dear Mr. Carre:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1.                                                   We note that you
provided more expansive disclosure in your 2021 Annual
                                                        & Sustainability Report
than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in your Annual & Sustainability Report.
       Risk Factors, page 9

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as credit risks or technological changes.
   3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
 Eric Carre
FirstName
HalliburtonLastNameEric Carre
            Company
Comapany
August 25, NameHalliburton
           2022            Company
August
Page 2 25, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
21

4. We note your goal to reduce your carbon footprint and the environmental impact of your operations on page 22 of your Form 10-K. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.
5. To the extent material, please discuss the indirect consequences of climate-related regulation or business trends as they relate to your services and products, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods or services that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions (e.g., low-carbon solutions); and
             any anticipated reputational risks resulting from your operations or products that produce material greenhouse gas emissions.
6. We note your disclosure on page 10 of your Form 10-K regarding the effect of global climate change on weather conditions. If material, please revise your disclosure to include the following:
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods covered by your Form 10-K.
7. We note your disclosures on pages 13 and 14 of your Form 10-K regarding compliance with environmental laws and regulations. Please tell us about and quantify compliance costs related to climate change for each of the periods for which financial statements are presented in your Form 10-K and whether increased amounts are expected to be incurred in future periods.
8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, or results of operations. Please ensure you provide quantitative information with your response for each of the periods covered by your Form 10-K and for any future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eric Carre
Halliburton Company
August 25, 2022
Page 3

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



FirstName LastNameEric Carre                             Sincerely,
Comapany NameHalliburton Company
                                                         Division of
Corporation Finance
August 25, 2022 Page 3                                   Office of Energy &
Transportation
FirstName LastName